Exhibit (d)(1)(ii)

AFBA 5Star Funds

Expense Limitation Agreement

  THIS AGREEMENT is made as of the 28th day of May 2009, between AFBA 5Star Funds, a Delaware statutory trust (the “Trust”), on behalf of each series of the Trust reflected on Schedule A hereto (each a “Fund,” together the “Funds”), as such schedule may be amended from time to time, and AFBA Investment Management Company, a Virginia corporation (the “Advisor”).

  WHEREAS, the Advisor has entered into a Management Agreement with the Trust, originally dated July 31, 2008 pursuant to which the Advisor provides, or arranges for the provision of, investment advisory and management services to each Fund, and for which it is compensated based on the average daily net assets of each such Fund; and

  WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of each Fund and its shareholders to limit the total expenses of each Fund as listed on Schedule A of this Agreement.

  NOW, THEREFORE, the parties hereto agree as follows:

1.        Fee Waiver and Expense Payments by the Advisor.  For the period August 1, 2009 through July 31, 2010, the Advisor agrees to waive or reduce all or a portion of its management fee for each Fund and, if necessary, to bear certain other expenses associated with operating the Fund, to the extent necessary to limit the annualized expenses of the Fund (exclusive of 12b-1 fees and extraordinary expenses such as litigation and merger or reorganization costs) to the rates reflected in Schedule A to this Agreement. Notwithstanding the foregoing, the Advisor shall not bear expenses to the extent that doing so would result in income to the Fund that would cause the Fund to lose its regulated investment company status under the Internal Revenue Code of 1986, as amended.

2.        Duty of Fund to Reimburse.  Subject to approval by the Trust’s Board of Trustees, each Fund agrees to reimburse the Advisor on a monthly basis such waived fees and expenses borne pursuant to paragraph 1 together (“Deferred Amounts”), in later periods provided, however, that a Fund may not reimburse any such Deferred Amount more than three years after the end of the fiscal year in which the Deferred Amount was waived or borne and will only pay such Deferred Amounts to the extent that the Fund’s annual operating expenses plus the Deferred Amount being reimbursed do not exceed the expense cap amount for that Fund listed in Schedule A.

3.        Assignment.  No assignment of this Agreement shall be made by the Advisor without the prior consent of the Trust.

4.        Duration and Termination.  This Agreement shall be effective as to each Fund for the period provided in Paragraph 1 above and shall continue in effect for a one year period thereafter provided each such continuance is specifically approved by the Advisor and is approved on behalf of the Fund by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the Investment Company Act of 1940, as amended and (ii) have no direct or indirect financial interest in the operation of this Agreement.

  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

AFBA 5Star Funds	AFBA 5Star Investment Management Trust

By: /s/ Robert E. Morrison, Jr.	By: /s/ Robert E. Morrison, Jr.

Name: Robert E. Morrison, Jr.	Name: Robert E. Morrison, Jr.

Title: President	Title: President

SCHEDULE A

Fund	Expense Cap Amount*

AFBA 5Star Balanced Fund	1.08%
AFBA 5Star Large Cap Growth Fund	1.28%
AFBA 5Star Total Return Bond Fund	1.05%
AFBA 5Star Mid Cap Value Fund	1.39%
AFBA 5Star Science & Technology Fund	1.75%
AFBA 5Star Small Cap Fund	1.39%

* This amount is exclusive of the 12b-1 distribution and shareholder servicing fees that apply to Advisor Class, Class B, and Class C shares of the Funds, as well as extraordinary expenses such as litigation and merger or reorganization costs.